Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

Cinergy Stock Last Week: High - 40.52   | Low - 39.52    52 Week: High - 42.63 | Low - 34.92

May 11, 2005

* * Special Merger Edition * *

It’s a deal . . .

By now, you’ve heard about our merger with Duke Energy. This is a very exciting and important combination for both of our companies.

A copy of Jim Rogers’ letter to employees, the news release, and frequently asked questions for your internal use have been posted on iPower. Managers and supervisors are encouraged to pull together their teams and go over these materials and discuss them.

In addition, if you are an employee with external customers, you are urged to call your customer accounts and inform them of this transaction. When doing so, please use the news release, which is also posted on Cinergy.com.

This photo was taken at the analyst meeting in New York on Monday. At the podium is Duke Energy Chairman and CEO Paul Anderson.  Cinergy Chairman, President and CEO Jim Rogers is second from right on the dais.

•                  News release announcing merger

•                  Frequently asked questions (FAQs)

•                  Merger talking points

This ad (below) will run in the Cincinnati Enquirer and the Southern Indiana edition of the Louisville Courier Journal today, and in the Indianapolis Star tomorrow.

Why are Cinergy and

Duke Energy getting together?

Because it makes sense!

We are all faced with rising energy costs and are looking for ways to save money.

For us, having increased scale and scope in the energy industry is vital for keeping your energy costs as low as possible.

We found an ideal merger partner in Duke Energy and we decided to create the gas and electric company of tomorrow.

What will the combined Duke Energy and Cinergy look like?

•          We will be a company that has assets of approximately $70 billion, revenues of $27 billion and serves 5.4 million electric and gas customers in Ohio, Indiana, Kentucky, North Carolina, South Carolina and Ontario, Canada (combined figures as of 12/31/04).

•          Our combined generation fleets of coal, natural gas, nuclear, hydroelectric and renewable assets will generate 25,000 megawatts of power through our regulated utilities and we will have 16,000 megawatts of unregulated generation – ample capacity for Midwest summers and winter.

•          We will have a stronger, more diversified business, and with our increased size we will be able to keep our costs down and our energy purchasing and production power up.

•          The parent company name may change to Duke Energy and the company headquarters will be in Charlotte, N.C. but we will maintain a strong local presence.  Corporate offices for The Cincinnati Gas & Electric Co. and Union Light Heat & Power will remain in Cincinnati, Ohio and in Plainfield, Indiana for PSI Energy.

•          We will continue to have a workforce of about 6,000 employees in the Tristate, and our steadfast community involvement, economic development efforts and corporate giving will continue.  Most importantly, you will receive the same high quality service and reliability you've come to expect from CG&E, ULH&P and PSI Energy.

When you add all this up, what does it mean?  We are making two great companies even better.

Now doesn't that make sense?

Jim Rogers	Paul Anderson
Chairman, President and CEO	Chairman and CEO
Cinergy Corp.	Duke Energy

www.cinergy.com	www.duke-energy.com

North American Service Territory Map

Merger Fact Sheet

Company	Duke Energy
Tickers	NYSE: DUK
Descriptions

Based in Charlotte, North Carolina, Duke Energy is a diversified energy company, with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company.  Duke Energy supplies, delivers and processes energy for customer in the Americas. www.duke-energy.com

Major Business	Duke Power Duke Energy Americas (North America and International) Duke Energy Gas Transmission, including Union Gas Duke Energy Field Services Crescent Resources
2004 Data ** (rounded)	Assets:	$55.5	Billion
	Revenues:	$22.5	Billion
	Net income:	$1.5	Billion
	Electric Customers:	2.2	Million
	Gas Customers:	1.2	Million
	Generation Assets Owned:	32,000	MW
	Generation Assets Operated:	35,000	MW
	Service Territory:	22,000	square miles
	Employees:	21,000
	Miles of Transmission Pipeline:	17,500
	Miles of Gas Gathering Pipeline:	59,000
	Natural Gas Liquids Volume:	357,000	barrels per day
	Duke Energy Foundation Giving:	$13.5	Million
Strategic Rationale	•	Optimizes and strengthens portfolio of businesses
	•	Improves current situation and future prospects of Duke Energy North America
	•	Increases options for future restructuring; electric and gas businesses have stand alone scale
	•	Creates immediate shareholder value
Core Values	•	Stewardship—A commitment to health, safety, environmental responsibility and our communities
	•	Integrity—Ethically and honestly doing what we say we will do
	•	Respect for the Individual—Embracing diversity and inclusion, enhanced by openness, sharing, trust, teamwork and involvement
	•	High Performance—The excitement and fulfillment of achieving superior business results and stretching our capabilities
	•	Win-Win Relationships—Having relationships which focus on the creation of value for all parties
	•	Initiative—Having the courage, creativity and discipline to lead change and shape the future
New Company (pro forma)	Company Name: Corporate Headquarters: Market Capitalization: Total Assets: Revenues: Net Income:	Duke Energy Corporation Charlotte, North Carolina $36 Billion* $70.5 Billion** $27.2 Billion** $1.9 Billion*

Company	Cinergy
Tickers	NYSE: CIN
Descriptions

Based in Cincinnati, Ohio, Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses.  Cinergy’s integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. www.cinergy.com

Major Business	Cincinnati Gas & Electric Company PSI Energy Union Light, Heat & Power Company Cinergy Marketing & Trading Inc. Cinergy Solutions Inc.
2004 Data (rounded)	Assets:	$15	Billion
	Revenues:	$4.7	Billion
	Net Income:	$400	Million
	Electric Customers:	1.5	Million
	Gas Customers:	500,000
	Generation Assets Owned:	14,000	MW
	Generation Assets Operated:	19,000	MW
	Service Territory:	25,000	square miles
	Employees:	7,850
	Cinergy Foundation Giving:	$6.5	Million
Strategic Rationale	•	Provides substantial value to stakeholders immediately — 13.4% premium for current Cinergy shareholders
	•	Brings together two premier franchised electric utility platforms
	•	Combines complementary portfolios
	•	Adds fuel and geographic diversity
	•	Consolidating trading and marketing will enhance opportunities
Core Values	•	Focus on the customer—Listen. Show respect. Take ownership. Take action. Honor commitments
	•	Demonstrate environmental stewardship in all that we do
	•	Practice ethics, integrity and transparency in all that we do
	•	Be bold, aim high—expect high performance from yourself, your colleagues and your company
	•	Strive for continuous improvement—think beyond what has been done before and innovate new ways to do what you do better, faster, cheaper
	•	Turn challenges and risks into opportunities by being proactive and creative
	•	Be flexible by being open to change and willing to learn new skills
	•	Demonstrate respect and value the opinions and differences of others
	•	Emphasize “Safety Always!”—watch out for the safety of each other and the public
	•	Value teamwork—one company, one stock, one team
	Customers: Employees: Generation Assets Owned and/or Operated: Service Territory:	3.7 Million electric and 1.7 million gas 29,350 54,000 MW 47,000 square miles
Executive Leadership	Chairman—Paul Anderson President and Chief Executive Officer—Jim Rogers
Board of Directors	The new Duke Energy board will be comprised initially of 10 members named by Duke Energy and five members named by Cinergy.

*As of stock close May 6, 2005
**As of December 31, 2004

The two images below are from the analyst meeting held Monday in New York.
To view the entire presentation, Click Here.

Duke Energy
Key Operational Metrics	Cinergy

As of December 31, 2004

	Duke	Cinergy	Combined
Number of employees	21,500	7,850	29,350
Electric customers (millions)	2.2	1.5	3.7
Gas distribution customers (millions)	1.2	0.5	1.7
Generation assets owned (MW)(1)	32,000	14,000	46,000
Generation assets operated (MW)(1)	35,000	19,000	54,000
Service territory (square-miles)	22,000	25,000	47,000

(1) Amounts include domestic and international MW and are rounded.

Cinergy		Duke Energy
Midwest		Southeast
Regulated		Regulated
Generation		Generation
Coal	5,488 MW	Nuclear	5,020 MW
Gas	1,263 MW	Coal	7,754 MW
Oil	259 MW	Gas	2,446 MW
Hydro	45 MW	Hydro	2,810 MW

Midwest		Midwest
Unregulated		Unregulated
Generation		Generation
Coal	4,186 MW	Gas	3,600 MW
Gas	736 MW
Oil	324 MW

Approvals and timing

The merger is conditioned upon approval by the shareholders of both companies, as well as a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Utilities Commission, the Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the Securities and Exchange Commission (SEC) and the Department of Justice.

The new company intends to register as a holding company with SEC under the Public Utility Holding Company Act. The companies anticipate making required regulatory filings by July 2005, with necessary approvals obtained in about 12 months. The companies will work to secure necessary government approvals consistent with FERC’s Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act.

(The photo shown above was taken of Jim Rogers and Paul Anderson following the signing of the agreement.)

James E. Rogers

James E. (Jim) Rogers joined PSI Energy, Inc. in 1988 as the company’s Chairman, President and Chief Executive Officer. Prior to joining PSI, Rogers was Executive Vice President of Enron Corp., Houston, Texas. Before joining Enron Corp., Mr. Rogers was a partner in the Washington, D.C. office of Akin, Gump, Strauss, Hauer & Feld (a law firm based in Dallas, Texas).

He also was Deputy General Counsel for Litigation and Enforcement of the FERC. Previously, Rogers served as Assistant to the Chief Trial Counsel at the FERC; as a Law Clerk for the Supreme Court of Kentucky; and as Assistant Attorney General for the Commonwealth of Kentucky, where he acted as intervener on behalf of State consumers before the Public Service Commission in gas, electric and telephone rate cases.

Rogers is a director of the following corporations: Cinergy Corp.; Fifth Third Bancorp and Fifth Third Bank. He also serves on the boards of numerous other industry, educational, civic and philanthropic institutions. He was the General Chairman of the Greater Cincinnati-Northern Kentucky United Way campaign for 1997.

Rogers attended Emory University (Atlanta, Georgia) and holds the B.B.A. and J.D. degrees from the University of Kentucky, where he was a member of the Kentucky Law Journal and Beta Gamma Sigma. He was named to the University of Kentucky College of Business and Economics’ Hall of Fame and received an honorary Doctor of Law degree from Indiana State University in 1991.

Paul M. Anderson

Paul M. Anderson is chairman of the board and chief executive officer of Duke Energy. He was named to his current position on Nov. 1, 2003.

Anderson previously served as managing director and chief executive officer of BHP Billiton Ltd, an Australian-listed company, and BHP Billiton PLC, a U.K.-listed company from which he retired on July 1, 2002. From December 1998 until July 2001, he was managing director and chief executive officer of BHP until its merger with Billiton PLC to form the dual-listed company, BHP Billiton, a premier diversified global natural resources group. He continued on the boards of BHP Billiton Ltd and BHP Billiton PLC until November 2002.

Prior to joining BHP, Anderson had a career that spanned more than 20 years at Duke Energy and its predecessor companies. He was president and chief operating officer of Duke Energy from 1997 to 1998 following his key leadership role in the merger of Duke Power and PanEnergy in June 1997. At the time of the merger, he was chairman, president and chief executive officer of PanEnergy and had served in various leadership roles within the company since 1977.

Prior to joining PanEnergy, Anderson was planning manager for Ford Motor Company from 1972 to 1977 and held various positions in marketing, product engineering, finance and manufacturing at Ford from 1969 to 1972. Anderson also served as chief financial officer for Inland Steel in Chicago, Ill., from 1990 to 1991.

Anderson received a master’s in business administration from Stanford University and a bachelor of science degree in mechanical engineering from the University of Washington.

He is a director of Qantas Airways Limited and a Global Counselor for the Conference Board. In May 2004, Anderson was granted the title of Adjunct Professor in Global Sustainability at RMIT University in Melbourne, Victoria, Australia.

From left: Paul Anderson and Jim Rogers, in New York on May 8 signing the definitive agreement to merge the two companies.

The “G” to stay in “CG&E”

A number of news articles covering the merger have speculated that Duke Energy is interested in spinning off its gas operations and becoming an electric-only company. That has prompted employees of Cinergy’s Gas Operations to wonder whether that would apply to them, as well.

“There are no plans to unbundle or spin-off Cinergy’s gas utility operations,” says Patty Walker, vice president, Gas Operations. “The references to ‘the gas side of the business’ you’ve read in the media are to Duke’s wholesale gas pipeline and field services businesses.”

The proposed organization structure for the combined company retains Gas Operations within CG&E

Rogers at UN: environmental considerations encouraged merger

Cinergy CEO Jim Rogers today addressed the United Nations General Assembly, characterizing the proposed merger with Duke Energy Corp. as a step encouraged by environmental considerations and describing the many steps Cinergy is taking to cut emissions.

The day-long conference involved U.S. and British institutional investors who collectively pledged to invest more than $1 billion in clean energy companies in an effort to reduce risks posed by climate change. Jim spoke just after Ted Turner and just before former Vice President Al Gore.

Cinergy, which pledged in 2003 to reduce carbon emissions by 5 percent by 2010, has taken a multifaceted approach to cutting emissions, said Jim, including switching from coal to natural gas, investing in renewables and conservation.

“There’s no silver bullet, there’s no one answer,” he said about cutting emissions.

Executives to tour system

Cinergy executives plan to meet with employees over the next two weeks, beginning May 16. Although schedules are now being put together, the idea is for officers to tour the Cinergy system, answering questions and explaining what they can in these early stages of the proposed merger with Duke Energy.

Be alert to announcements indicating when an executive will appear at your location!

what others are saying . . .

Often there is information written or broadcast about Cinergy in different media. And on occasion, that information will be presented in Cinergy Now. The following are reports from some of the analysts tracking Cinergy. Comments are presented here for informational purposes only. Prior to making any investment decision, individuals are encouraged to consult with an investment advisor and to review all relevant material, including written documents, pertaining to the investment. The items below are presented to indicate what is being printed about transactions, our company, and our industry, and what the public is reading. Cinergy does not necessarily endorse the views presented.

Merrill’s positive on Duke/Cinergy merger

Merrill’s take on the Duke Energy (DUK)/Cinergy (CIN) deal:  “We believe the 13.4% premium, dividend parity, and opportunity to benefit from DUK’s diversified growth platforms is a positive outcome for CIN shareholders. An initial look indicates the deal could be 10% accretive to DUK’s earnings in the first year after the deal closes, the broker says. The accretion combined with the higher dividend makes the deal attractive for DUK, Merrill says. Typical merger overhang in a 12-month plus regulatory approval process” is one concern, the firm notes.” (MARKET TALK, Dow Jones & Company, Inc., May 9)

Duke, Cinergy merger to be a ‘win-win’

Jefferies & Co. analyst Paul Fremont said Duke Energy Corp. would reduce its exposure to the vagaries of the oil market if its proposed purchase of Cincinnati utility Cinergy Corp. (CIN) goes through. In a CNBC interview Monday, Fremont said the deal was a “win-win,” benefiting holders of both companies. Fremont said Duke Chief Executive Paul Anderson, who will become chairman of the new entity, had experience as a turnaround leader and investors suspected he would look at other opportunities after his contract with Duke finished. Cinergy’s head, James Rogers, who would become head of the new company, had experience with overseeing the aftermath of mergers.

“This transaction...will make the regulated part of Duke much more significant...with predictable growth that goes with the regulated monopoly business,” Fremont said. “You have an increasing dividend as opposed to the previous profile of the company where the company, I think, was reluctant to increase their dividend given the sensitivity to commodity prices.” (Courtesy of Dow Jones Newswires, May 9)

Duke, Cinergy to merge

Monday’s announcement that Duke would merge with Cinergy has prompted us to place our fair value estimates for both companies under review. The proposed merger would create an energy company with a market capitalization of $36 billion, 5.4 million retail customers, and $70 billion in assets. Cinergy shareholders would receive 1.56 shares of Duke stock for each Cinergy share they held upon the closing of the merger. Current Duke CEO and chairman Paul Anderson would become chairman of the combined company, while Cinergy CEO and president James Rogers would retain those positions. While there are substantial regulatory hurdles to be cleared before the deal is finalized, the proposed merger would effect a number of value-creating changes, including a stronger merchant power platform, increased scale and scope across regulated businesses, reduced head count, and lower corporate expenses.

We have kept our fair value estimate unchanged at $42 per share. In our valuation model, we project long-run sales of just over 2%, consistent with long-run estimates of electricity-demand growth in the Midwest . We assume operating margins will stabilize at just under 25%, somewhat above recent levels, to reflect approved price increases associated with the end of frozen rates in Ohio . Our cost of capital assumption is 7.6%, based on a cost of equity of 10% and a Baa2/BBB+ credit spread. We model total capital expenditures of $4.3 billion over our forecast period, reflecting Cinergy’s fairly heavy environmental investment schedule. An underfunded pension knocks $980 million off the firm’s value on a pretax basis, or about 7% of the total firm value. (Mark Sadeghian, Morningstar, Inc., May 9)

S&P reiterates Buy recommendation on shares of Cinergy Corp.

Shares are up about 6% this morning after CIN agrees to merge with Duke Energy (Strong Buy, $28.98), pending approvals. In an all-stock transaction, holders would receive 1.56 shares of DUK for each CIN share, owning about 24% of the new Duke Energy Corp. We are raising our target price for CIN by $5 to $48. Based on these terms, CIN shares would be worth about $45 at DUK’s current price, but could be worth $53 if DUK were to reach S&P’s $34 target price. DUK plans to hike its dividend to $1.24/share, implying a yield of 4.3%, just slightly below CIN’s current yield of 4.5%. (J. McCann, Standard &Poor’s, May 9)

Update - S&P reiterates strong buy opinion on shares of Duke Energy

After DUK’s conf. call about its proposed acquisition of Cinergy (Buy, $42.49), we still view DUK shares favorably. We think the transaction would partly fulfill DUK’s need to improve profitability of its North American power generation fleet. In particular, we think DUK’s underutilized Midwest gas-fired plants would benefit from sales to CIN’s electric utilities as they face growing load and emission control challenges. We think the combined entity would have an improved risk profile, with over 85% of pro forma oper. income derived from regulated electric and gas operations. (Y.Wagle, Standard & Poor’s, May 9)

DUK acquisiton of CIN gives DUK merchant scale; downgrading due to valuation

“We believe this transaction makes sense for DUK, driving scale in its merchant generation business and providing fuel diversity. After reviewing the financial benefits of the transaction, we are maintaining our ‘07 EPS forecast of $1.95 and $30 target for DUK. To keep its dividend consistent with CIN’s, DUK is raising its annual dividend to $1.24 from $1.10 beginning September ‘05. We are lowering DUK to Hold (2M) from Buy (1M) given the proximity of the stock price to our target, which is based on 15.4x ‘07 EPS, a full 15% premium to the group. DUK is acquiring CIN for 1.56 shares and paying 14.1x based on ‘07 earnings and 8.8x ‘06 EV/EBITDA, before synergies. Our ‘07 EPS forecast is unchanged, but we now pro-forma DUK retaining merchant generation, add synergies and assume fewer repurchased shares. This is better than our prior asset sale/share repurchase scenario, as the company retains its exposure to better spark spreads and lowers its cost structure.” (Greg Gordon, Citigroup/Smith Barney, May 9)

S&P may cut Duke Energy, Cinergy debt ratings

Standard & Poor’s on Tuesday said it may cut the corporate credit ratings of Duke Energy Corp., Cinergy Corp. and their subsidiaries, citing Duke Energy’s plan to acquire Cinergy. S&P said it may cut Duke Energy’s “BBB” corporate credit rating, in part due to the possibility the company would pursue various strategic options after the merger is completed. S&P also said it may cut Cinergy’s “BBB-plus” corporate credit rating.

“Standard & Poor’s expects the ratings on Duke Energy, post merger, are more likely to remain at current levels than be lowered, assuming no material increase in business risk or weakening in the consolidated financial profile,” said S&P credit analyst Dimitri Nikas. A ratings downgrade can increase a company’s borrowing costs. (Reuters, May 10)

Cinergy affirmed by Fitch on Duke merger; outlook Stable

Upon the announcement of Duke Energy’s (senior unsecured rated ‘BBB+’ by Fitch) acquisition of Cinergy Corp (Cinergy), Fitch has affirmed the ratings of Cinergy and its subsidiaries, Cincinnati Gas and Electric Co. and PSI Energy, Inc. and Union Light Heat & Power Co. … The rating outlook is Stable.  As Duke Energy and Cinergy both have credit profiles commensurate to those of companies with senior unsecured debt ratings of ‘BBB+’, Fitch anticipates the combined entity should be able to achieve a similar credit profile. Additionally, Fitch recognizes that synergistic savings may occur especially as Duke has wholesale generation assets in the Midwest that will help reduce Cinergy’s current short position in Ohio and Indiana . Also, the combination of Cinergy’s gas trading and Duke’s gas transportation assets may offer additional business opportunities. As the merged entity will fall under the Public Utilities Holding Act, Fitch does not anticipate a change in the business lines or corporate structures of Cinergy’s regulated subsidiaries.

While Duke and Cinergy have not specified in detail the organization of Duke’s and Cinergy’s non-utility businesses, the non-regulated generation, gas trading and other assets of Cinergy could be realigned along with the non-regulated assets of Duke. The credit implications of such corporate actions will be considered as the merger approaches. As is common in such cases, Fitch expects that it will take at least 12 months to secure required regulatory approvals.

Cinergy Corp’s ratings reflect the stable cash flows of its electric and gas utility operations and solid credit protection measures. However, leverage is aggressive for the ratings category at 4.2 times at Dec. 31, 2004. Cinergy is exposed to commodity price risk through its wholesale energy marketing business and to a lesser extent through its provider of last resort obligations in Ohio .. The delays in Indiana and Kentucky of retail completion have and will continue to help stabilize earnings and cash flow. The ratings of each of the entities also reflect the centralized electric and treasury operations within the holding company group.  (Fitch, May 9)

           in the news . .. .

Update 3: Duke buying Cinergy for about $9B in stock
Forbes - USA, May 9
Duke Energy Corp. said Monday it has agreed to acquire Cinergy Corp. ... Under the agreement, each common share of Cinergy will be converted into 1.56 shares of Duke Energy. ...

Duke Energy to buy Cinergy for nearly $9 billion
Reuters - USA, May 9
U.S. power company Duke Energy Corp. on Monday said it would buy Cinergy Corp. ... Under the terms of the deal, each Cinergy share will be converted into 1.56 shares of Duke Energy. ...

Duke to acquire Cinergy
TheStreet.com, May 9
Duke Energy (DUK:NYSE) reached north into Ohio Monday to acquire Cinergy (CIN:NYSE) for stock worth $9.1 billion ...

Duke Energy buying Cinergy for about $9 billion in stock
USA Today, May 9
Duke Energy (DUK) said Monday that it has agreed to acquire Cinergy (CIN) for stock valued at about $9 billion in a deal that will create an ...

Duke Energy buying Cinergy for $9 billion
Houston Chronicle, May 9
Duke Energy Corp. agreed to acquire Cinergy Corp. ... Under the merger agreement, each common share of Cincinnati-based Cinergy will be converted into 1.56 shares of Duke Energy. ...

Duke Energy to buy Cinergy for about $9 billion in stock
New York Times, May 9
Duke Energy Corp. said Monday it has agreed to acquire Cinergy Corp. for stock valued at ...

Duke buying Cinergy for about $9B in stock
Schaeffers Research, May 9
Duke Energy Corp. said Monday it has agreed to acquire Cinergy Corp. for stock valued at about $9 billion in a deal that will create ...

Duke Energy to buy Cinergy
News & Observer, May 9
Duke Energy Corp. said Monday it has agreed to acquire Cinergy Corp. for stock valued at about $9 billion in a deal ...

Eclectic life shapes Cinergy chief Rogers; He’ll bring background as lawyer, consumer advocate, one-time Enron exec to new job as CEO at Duke Energy
Charlotte Observer, May 10
Duke Energy Corp. is getting a new chief executive, one who cut his teeth at Enron Corp., but managed to avoid scandals ...

Cinergy-Duke deal dissected; Don’t expect utility bills to be lower, experts say
Cincinnati Post, May 10
The purchase of homegrown utility Cinergy Corp. by North Carolina ‘s Duke Energy should ultimately benefit the region’s consumers …

Cinergy to be sold for $9B; Duke Energy’s purchase will create one of country’s largest power generators

0Dayton Daily News, May 10
Duke Energy Corp. has agreed to buy rival power company Cinergy Corp. in a stock deal worth $9 billion that will create one of the nation’s largest power generators …

Duke Energy to buy Cinergy in $9.1 billion stock deal
Indianapolis Star, May 10
More than 700,000 Hoosier customers could have a new electricity provider if a merger announced Monday between Cinergy Corp. and Duke Energy Corp. goes through …

Cinergy to lose name in merger; workers predict few jolts from transition to Duke Energy
Lafayette (Ind.) Journal and Courier, May 10
Jeff Blackburn and some co-workers are already joking about names, such as “Dukergy,” for the new company formed by Monday’s announced merger of Cinergy Corp. and Duke Energy Corp. ...

CEO: Duke gas plants to help Cinergy meet future carbon limits
Dow Jones, May 10
Duke Energy Corp.’s (DUK) natural-gas fueled power plants in the Midwest will help Cinergy Corp. (CIN) comply with expected future regulations on emissions of carbon dioxide, Cinergy Chief Executive James Rogers said Tuesday ...

Regulators won’t make merger easy
Cincinnati Post, May 11
Cinergy Corp. and Duke Power Corp. want to complete their $9 billion merger by next summer, but getting the go-ahead from regulators won’t be a slam dunk, analysts say …

Cinergy’s hometown synergies; local charities hope firm’s tradition of giving will survive
Cincinnati Post, May 11
Cinergy Corp. sends a lot more than electric power and natural gas throughout Greater Cincinnati. Through its Cinergy Foundation, it is a philanthropic power, sending millions of dollars a year to charitable and cultural groups. Cinergy officials say the firm’s proposed sale to Duke Energy of Charlotte , N.C. , won’t reduce its local giving ...

Merger turns Duke into national leader; Cinergy deal sets stage for more consolidation
Charlotte Observer, May 11
The new Duke Energy Corp., the one emerging from the deal announced Monday with Cinergy Corp., could be reminiscent of the Duke of old ...

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at www.duke-energy.com/investors and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.